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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING _12/31/01_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Continental Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East Broad Street

(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas P. Heilman II   (614) 221-1800

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name - if individual, state last, first, middle name)

155 East Broad Street	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from these requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Continental Equities, Inc. for the year ended December 31, 2001, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature _____ 2-27-02 Date

Thomas P. Heilman II February 8, 2002

President _____
Title

Notary

PATRICIA DUERRING
Notary Public, State of Ohio
My Commission Expires 08-30-05
Recorded in Licking County

CONTINENTAL EQUITIES, INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
155 East Broad Street
Columbus, Ohio 43215-3611

Tel: (614) 221-1000
Fax: (614) 229-4647
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
 of Continental Equities, Inc.

We have audited the accompanying statement of financial condition of Continental Equities, Inc. (the "Company") as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Continental Equities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 18, 2002
Columbus, Ohio

Deloitte
Touche
Tohmatsu

CONTINENTAL EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND EQUIVALENTS	$ 79,402
ACCOUNTS RECEIVABLE - TRADE	25,214
FIXED ASSETS (Net of accumulated depreciation of $11,586)	5,045
CASH SURRENDER VALUE - OFFICER'S LIFE INSURANCE	18,852
TOTAL ASSETS	$ 128,513

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCOUNTS PAYABLE - TRADE	$ 402
ACCOUNTS PAYABLE - AFFILIATE	50,376
STOCKHOLDERS' EQUITY:	
Common stock, no par value; 850 shares authorized; 200 shares outstanding	35,000
Retained earnings	42,735
Total stockholders' equity	77,735
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 128,513

See notes to financial statements.

CONTINENTAL EQUITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Consulting fees	$ 91,376
Interest	1,200
Other	15,910
Total revenues	108,486
EXPENSES:	
Compensation and benefits	260,477
Bad debt	80,000
Administrative	53,336
Depreciation	2,184
License and other	6,489
Legal	1,722
Accounting	12,500
Other operating expenses	19,474
Total expenses	436,182
NET LOSS	$ (327,696)

See notes to financial statements.

CONTINENTAL EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (327,696)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	2,184
Bad debt expense	80,000
Non-cash compensation	197,296
Decrease in accounts receivable - trade	7,694
Increase in accounts receivable - stockholders	(60,631)
Increase in accounts payable - trade	298
Increase in accounts payable - affiliate	50,376
Loss on disposal of fixed asset	269
Cash used by operating activities	(50,210)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sale of officer's life insurance policy	36,724
Increase in cash surrender value - cash value of officer's life insurance policy	(11,310)
Net cash provided by investing activities	25,414
NET DECREASE IN CASH	(24,796)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	104,198
CASH AND EQUIVALENTS AT END OF YEAR	$ 79,402

See notes to financial statements.

CONTINENTAL EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Retained Earnings	Total Stockholders' Equity
BALANCE, DECEMBER 31, 2000	$35,000	$ 370,431	$ 405,431
Net loss		(327,696)	(327,696)
BALANCE, DECEMBER 31, 2001	$35,000	$ 42,735	$ 77,735

See notes to financial statements.

CONTINENTAL EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. **SIGNIFICANT ACCOUNTING POLICIES**

   Continental Equities (the "Company") was incorporated on March 31, 1994 under the laws of the State of Ohio to engage primarily in brokerage and investment advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934.

   Cash and Equivalents - Cash and equivalents include cash on deposit and money market funds. Cash and equivalents are held at one banking institution.

   Fixed Assets - Fixed assets, including computer equipment and furniture and fixtures, are being depreciated using the double-declining balance method over 5 and 7 years, respectively.

   Revenue Recognition - The Company recognizes consulting fees as services are performed under the contract.

   Income Taxes - The Company has elected to be treated as an S-Corporation for Federal and state income tax purposes. Accordingly, the Company is not required to pay income taxes and the Company's stockholders will include their respective share of the Company's taxable income in their individual tax returns.

   Compensation and Benefits and Administrative Expenses - The Company reimburses an affiliated company for compensation and benefits of management in addition to administrative support.

   Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **NET CAPITAL REQUIREMENTS**

   The Company is subject to the Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the Company's ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2001, the Company had net capital of $28,589 which was $23,589 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness to net capital was 1.78 to 1.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001

STOCKHOLDERS' EQUITY		$ 77,735
NON ALLOWABLE ASSETS:		
Accounts receivable - trade	$ (25,214)	
Fixed assets	(5,045)	
Cash surrender value - officers' life insurance	(18,852)	
Total non allowable assets		(49,111)
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS		28,624
HAIRCUT ON SECURITIES:		
Trading and investment securities - other		(35)
NET CAPITAL		$ 28,589
SCHEDULE OF AGGREGATE INDEBTEDNESS -		
Total liabilities		$ 50,778
COMPUTATION OF NET CAPITAL REQUIREMENT -		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 3,385
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of the above)		$ 5,000
Excess net capital		$ 23,589
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.78 to 1

There are no material differences between the amounts shown above and those reported in the Company's unaudited Focus Report as of December 31, 2001. Therefore, no reconciliation is deemed necessary.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934, DECEMBER 31, 2001**

As Continental Equities, Inc. does not hold funds or securities for, or owe money or
securities to customers, an exemption under Section (k)(2)(i) is claimed.

Deloitte
& Touche

January 18, 2002

To the Board of Directors of
Continental Equities, Inc.

In planning and performing our audit of the financial statements of Continental Equities, Inc.
(the "Company") for the year ended December 31, 2001 (on which we issued our report dated
January 18, 2002), we considered its internal control, including control activities for safeguarding
securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the
financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study
of the practices and procedures (including tests of compliance with such practices and procedures)
followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making
the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for
determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices
and procedures followed by the Company in making the quarterly securities examinations, counts,
verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in
complying with the requirements for prompt payment for securities under Section 8 of Regulation T of
the Board of Governors of the Federal Reserve System, because the Company does not carry securities
accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the
practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates
and judgments by management are required to assess the expected benefits and related costs of internal
control and of the practices and procedures, and to assess whether those practices and procedures can be
expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned
objectives. Two of the objectives of internal control and the practices and procedures are to provide
management with reasonable, but not absolute, assurance that assets for which the Company has
responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that
transactions are executed in accordance with management's authorization and recorded properly to permit
the preparation of financial statements in conformity with accounting principles generally accepted in the
United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed
in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above,
misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of
the internal control or of such practices and procedures to future periods are subject to the risk that they
may become inadequate because of changes in conditions or that the degree of compliance with the
practices or procedures may deteriorate.

Deloitte
Touche
Tohmatsu

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,